UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For May 6, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228

OPERATIONAL UPDATE for the nine months ended 31 March 2020

OPERATING FREE CASH FLOW MARGIN MORE THAN DOUBLES

Johannesburg, South Africa. Wednesday, 6 May 2020. Harmony Gold Mining Company Limited ("Harmony" or "the Company") is pleased to report that its operating free cash flow margin for the nine months ended 31 March 2020 more than doubled to 13% from 6% for the nine months ended 31 March 2019.

This was due largely to a 21.6% increase in the average Rand gold price received for the period to R704 965/kg. Operating free cash flow increased by more than 100%, from R1.3 billion to R3.0 billion.

Total gold production was 8.5% lower at 30 814kg (or 990 691oz), affected by South Africa's COVID-19 national lockdown regulations, compliance with which resulted in six full days of operation lost at the company's nine South African underground mines at the end of the reporting period, and loadshedding by Eskom earlier in the quarter.

The average underground recovered grade was 3.6% lower at 5.40g/t, due primarily to the negative impact of Kusasalethu's previously reported geological challenges and seismicity. Quarter on quarter, however, Kusasalethu mined above the planned grade, reporting an increase of approximately 14% to 5.08g/t, reflecting the positive impact of ongoing remedial actions to address the afore-mentioned geological challenges and seismicity.

Harmony achieved a recovered grade of 5.68g/t for its underground operations for the March 2020 quarter. The grade performance at most of the South African operations was good with an overall increase of 0.37g/t or 7% quarter on quarter.

Production at Hidden Valley in the March quarter was impacted by a 14-day mill stoppage in January 2020, due to a fault in the mill's electronic management system, which has since been resolved.

For the nine months, Harmony's all-in sustaining unit costs were 14.5% higher at R622 458/kg (8.3% higher at US$1 298/oz) due to the lower production recorded.

Balance sheet and liquidity
In the nine months, the Company's net debt position increased by R697 million to R5.0 billion (decreased by US$26 million to US$280 million), increasing our net debt to EBITDA ratio from 0.7x at the end of December 2019 to only 0.8x at the end of March 2020.

At the end of the quarter, Harmony had combined cash balances of R1.65 billion (US$ 92 million). In addition, the Company drew down approximately R1.8 billion (US$100 million) on its existing loan facilities shortly after the March 2020 quarter end to ensure it has sufficient liquidity to see through the disruption caused by the COVID-19 lockdown period.

In terms of our bank covenants we have to comply with the following covenants:
- Net debt to EBITDA must be below 2.5
- EBITDA to net interest paid must be above 5
- Tangible Net Worth ("TNW") to net debt must be above 4

Harmony believes the first two covenants will comfortably be complied with, as the benefit from the higher Rand gold price supports the Company's EBITDA significantly.

Given the volatility in the financial markets, Harmony is engaging with its lenders to relax the TNW covenant as a precautionary measure.

Responsible stewardship
The principles of sustainable development are embedded in our business strategy and decision-making. Responsible stewardship is our fourth pillar of our strategy and underpins our operating philosophy, which is profit with purpose and hinges on maintaining strong relationships by engaging and collaborating with stakeholders.

Harmony's response to the COVID-19 pandemic has further demonstrated the Company's commitment to involving all of its stakeholders in risk management and the application of environmental, social and governance practices ("ESG").

Harmony's own COVID-19 Standard Operating Procedure ("SOP") is aimed at ensuring a safe return to work for each of its employees and meeting the conditions contained in the amended lockdown regulations published in the South African Government Gazette on 16 April 2020 for the safe resumption of operations. It has been informed by guidelines provided by the Department of Mineral Resources and Energy ("DMRE"), the National Council for Infectious Diseases ("NCID"), and the World Health Organisation ("WHO"), and by discussions with our trade unions and the Minerals Council South Africa. We remain committed to protecting the health of our employees and ensuring a safe working environment.

In the nine months to date, the fatal injury frequency rate for the period remained constant at 0.08. We have, however, seen an improvement in the lost time injury frequency rates as they relate to falls of ground and seismicity. During the March 2020 quarter, Moab Khotsong recorded 2 million and Tshepong Operations 1 million fatality free shifts. These achievements took them 475 and 165 days respectively to achieve.

OPERATING RESULTS

		Nine months ended March 2020	Nine months ended March 2019	% Variance	March 2020 Quarter	March 2019 Quarter	% Variance
Gold produced	kg	30 814	33 673	(8)	9 403	10 314	(9)
	oz	990 691	1 082 611	(8)	302 312	331 603	(9)
Underground grade	g/t	5.40	5.60	(4)	5.68	5.48	4
Gold price received	R/kg	704 965	579 778	22	754 870	595 814	27
	US$/oz	1 470	1 278	15	1 528	1 324	15
Cash operating costs	R/kg	520 041	438 452	(19)	567 637	457 911	(24)
	US$/oz	1 085	966	(12)	1 149	1 017	(13)
Total costs and capital	R/kg	620 427	539 182	(15)	659 421	569 775	(16)
	US$/oz	1 294	1 188	(9)	1 335	1 266	(5)
All-in sustaining costs	R/kg	622 458	543 432	(15)	660 323	578 785	(14)
	US$/oz	1 298	1 198	(8)	1 336	1 286	(4)
Production profit	R million	5 946	4 813	24	1 836	1 428	29
	US$ million	399	341	17	119	102	17
Exchange rate	R/US$	14.91	14.11	6	15.37	14.00	10
The operational update report has not been reviewed or audited by the company's external auditors. Detailed financial and operational results are provided on a six-monthly basis at the end of December and June.

Papua New Guinea ("PNG") – Wafi-Golpu
Discussions with the PNG Government on securing a special mining lease for the Wafi-Golpu project were delayed during 2019 by a national court stay order. The order was uplifted in February 2020, but the resumption of discussions has been constrained by the COVID-19 pandemic and ongoing uncertainties regarding the provisions and application to the project of proposed new PNG mining legislation.

The Prime Minister of PNG has notified Harmony of the Government's desire to progress permitting discussions on Wafi-Golpu as one of three priority projects in the country, and Harmony has indicated its willingness to do so. However, given the above constraints, it is difficult to estimate what the permitting timeline for the Wafi-Golpu project will be.

Acquisition of Mponeng and Mine Waste Solutions
On 12 February 2020, the Company announced that it had agreed to acquire AngloGold Ashanti's South African business, thereby consolidating Harmony's position as South Africa's primary gold producer.

The acquisition, which will see Mponeng and Mine Waste Solutions incorporated into the Harmony portfolio, enhances Harmony's near-term production by adding annual gold production of approximately 350 000oz per annum; increases Harmony's South African reserves by 8.27 million ounces (excluding Mponeng below infrastructure reserves) and improves Harmony's portfolio mix between surface and underground operations.

A natural strategic fit with its existing asset base, the acquisition of Mponeng and Mine Waste Solutions represents a compelling opportunity to enhance Harmony's position as a robust cash-generative gold mining company, particularly at current gold price levels.

During April 2020, the Competition Commission approved the transaction. It is anticipated that the transaction will conclude in the coming months, subject to Section 11 approval from the Department of Minerals and Energy and other customary conditions precedent.

US$200 million of the acquisition consideration is payable on the date of fulfilment of the last of the conditions precedent, which is expected to be in the coming months. Harmony is taking proactive steps by seeking authority from its shareholders to issue ordinary shares for cash (pursuant to a general authority to issue ordinary shares for cash and/or by way of a vendor consideration placing), for a maximum aggregate subscription consideration of up to $200 million. The subscription proceeds will be used by the Company to fund part of the consideration payable for the acquisition. In doing so, Harmony will stand to significantly benefit from balance sheet flexibility and optionality given the current uncertainty caused by the COVID-19 pandemic.

Notice to shareholders of the proposed Extraordinary General Meeting ("EGM") was given to shareholders today in a separate announcement. The EGM will be held entirely by electronic communication, on Thursday, 11 June 2020 at 11:00 (SAST) in order for shareholders to consider and, if deemed fit, pass, with or without modification, the resolutions set forth in the Notice of EGM (which forms part of the Circular posted today).

To ensure the transaction is concluded timeously, Harmony is also in the process of arranging a bridging finance facility in the event any delays or disruptions are experienced in the equity capital markets.

FY2020 guidance update
As of the date of this operating update, Harmony's South African operations had attained an estimated 50% return to operational capacity permitted in terms of the eased lockdown regulations pertaining to the mining sector announced by the South African Government on 16 April 2020. The return to and resumption of work are in strict compliance with our COVID-19 SOP and has progressed smoothly. Surface operations and Hidden Valley continued to operate during the lockdown period. During April 2020, we managed sales of approximately 1 tonne of gold in South Africa.
Due to the impact of COVID-19 and the continued uncertainty as to when our mines will be allowed to return to full production, we have decided to withdraw our annual production guidance of 1.4Moz for FY20 as previously provided. Harmony's gold production for the nine months ended 31 March 2020 was 30 814kg (or 990 681 ounces).

Hedging update
As previously announced, Harmony has restructured its hedge book and rolled forward some hedging transactions. The COVID-19 lockdown for the South African mines has resulted in reduced gold production during the June 2020 quarter and the restructure was done to better match the hedges to the gold production profile.

The US$ gold and US$ silver hedges were not restructured as they relate to the Hidden Valley mine which continued operating during this time.

HARMONY GOLD HEDGE POSITION AS AT 31 MARCH 2020

		FY2020	FY2021				FY2022			TOTAL
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Rand Gold
Forward Contracts	koz	96	80	78	77	71	60	42	14	518
	R’000/kg	661	675	682	694	737	802	842	880	719
Dollar Gold
Forward Contracts	koz	12	12	12	12	12	12	12	5	89
	US$/oz	1 370	1 413	1 442	1 489	1 521	1 561	1 606	1 661	1 496
Total Gold	koz	108	92	90	89	83	72	54	19	607
Currency Hedges
Rand Dollar
Zero Cost Collars	$m	93	99	98	82	65	47	36	21	541
	Floor R/$	15.03	15.38	15.43	15.48	15.91	16.32	16.59	17.71	15.66
	Cap R/$	16.01	16.47	16.62	16.68	17.28	17.90	18.18	19.35	16.90
Forward Contracts	$m	52	59	37	29	12	9	9	8	215
	R/$	15.57	15.92	15.88	16.20	16.93	18.18	18.41	18.71	16.16
Total Rand Dollar	$m	145	158	135	111	77	56	45	29	756
Dollar Silver
Zero Cost Collars	$m	360	360	340	300	270	230	90	10	1 960
	Floor $/oz	17.16	17.47	17.87	18.01	18.17	18.21	17.86	18.40	17.77
	Cap $/oz	18.57	18.92	19.37	19.50	19.70	19.75	19.44	20.15	19.26
Board approved hedging limits:
25% currency (R/US$) over a 24 month period; 20% gold over a 24 month period; 50% silver over a 24 month period.

Conclusion
There is much about the future that remains unknown, but we are grateful we mine a commodity from which people continue to derive confidence in times of turmoil. We will continue to mine with the safety and health of our employees uppermost, as productively and cost-effectively as the global recovery from the pandemic allows.

We have been and continue to be encouraged by the support we have received from all of our stakeholders for the cautious journey we have mapped – employees, trade unions, regulators, investors and communities – and know we will have to call on their further support, collectively and individually, to manage the uncertainties lying ahead.

Harmony will host a conference call to address questions as they relate to its operational performance for the nine months ended 31 March 2020.
Date: Wednesday, 6 May 2020
Time: 14:00 South African time (US EST: 08:00; UK 13:00; Sydney 22:00)
Conference call access:
Participants can register for the conference by navigating to: http://www.diamondpass.net/4099255
Please note that only registered participants will receive the dial-in details. These will be supplied upon registration.

OPERATING RESULTS - NINE MONTHS ON NINE MONTHS (RAND/METRIC)

			South Africa																Hidden Valley	TOTAL HARMONY
			Underground production										Surface production					TOTAL SOUTH AFRICA
		Nine months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER-GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE

Ore milled	t'000	Mar-20	1,211	644	171	306	561	445	497	431	192	4,458	4,711	3,005	2,946	1,175	11,837	16,295	2,936	19,231
		Mar-19	1,211	763	176	319	578	446	546	458	189	4,686	4,612	2,884	3,249	1,220	11,965	16,651	2,848	19,499
Yield	g/tonne	Mar-20	5.10	8.77	10.68	3.87	4.34	4.02	4.83	4.06	4.43	5.40	0.131	0.160	0.363	0.79	0.26	1.67	1.25	1.60
		Mar-19	4.94	8.07	10.80	3.50	4.62	4.80	6.64	3.70	4.90	5.60	0.121	0.149	0.350	0.74	0.25	1.76	1.55	1.73
Gold produced	kg	Mar-20	6,180	5,646	1,827	1,185	2,435	1,789	2,400	1,751	851	24,064	618	480	1,068	924	3,090	27,154	3,660	30,814
		Mar-19	5,985	6,156	1,901	1,115	2,673	2,143	3,628	1,694	926	26,221	557	429	1,136	904	3,026	29,247	4,426	33,673
Gold sold	kg	Mar-20	6,268	5,875	1,852	1,202	2,492	1,813	2,501	1,775	861	24,639	628	483	1,091	930	3,132	27,771	3,798	31,569
		Mar-19	5,910	6,121	1,872	1,143	2,664	2,171	3,687	1,667	917	26,152	552	427	1,127	915	3,021	29,173	4,430	33,603
Gold price received	R/kg	Mar-20	708,239	711,606	709,628	707,239	714,900	672,331	710,827	676,132	676,473	703,969	685,495	710,725	715,927	709,814	707,208	704,334	709,583	704,965
		Mar-19	585,776	565,171	586,755	587,488	589,464	586,967	586,219	586,893	585,347	581,691	568,899	587,417	580,913	587,439	581,614	581,683	567,230	579,778
Gold revenue	(R'000)	Mar-20	4,439,241	4,180,686	1,314,231	850,101	1,781,530	1,218,936	1,777,779	1,200,135	582,443	17,345,082	430,491	343,280	781,076	660,127	2,214,974	19,560,056	2,694,998	22,255,054
		Mar-19	3,461,935	3,459,409	1,098,405	671,499	1,570,331	1,274,305	2,161,391	978,351	536,763	15,212,389	314,032	250,827	654,689	537,507	1,757,055	16,969,444	2,512,827	19,482,271
Cash operating cost (net of by-product credits)	(R'000)	Mar-20	3,314,981	2,529,544	809,489	778,436	1,319,027	1,155,162	2,008,493	984,765	462,693	13,362,590	274,416	172,891	545,883	544,369	1,537,559	14,900,149	1,124,400	16,024,549
		Mar-19	2,991,577	2,368,840	734,150	715,004	1,204,495	1,122,001	1,764,188	914,899	427,880	12,243,034	254,070	163,417	517,656	508,942	1,444,085	13,687,119	1,076,867	14,763,986
Inventory movement	(R'000)	Mar-20	39,407	94,789	12,128	9,667	38,745	15,059	44,068	11,884	5,242	270,989	4,884	1,744	5,092	1,727	13,447	284,436	(109)	284,327
		Mar-19	(48,186)	(26,352)	(20,503)	15,102	(10,269)	12,699	24,783	(17,570)	(8,882)	(79,178)	(3,272)	(219)	(5,250)	2,544	(6,197)	(85,375)	(9,150)	(94,525)
Operating costs	(R'000)	Mar-20	3,354,388	2,624,333	821,617	788,103	1,357,772	1,170,221	2,052,561	996,649	467,935	13,633,579	279,300	174,635	550,975	546,096	1,551,006	15,184,585	1,124,291	16,308,876
		Mar-19	2,943,391	2,342,488	713,647	730,106	1,194,226	1,134,700	1,788,971	897,329	418,998	12,163,856	250,798	163,198	512,406	511,486	1,437,888	13,601,744	1,067,717	14,669,461
Production profit	(R'000)	Mar-20	1,084,853	1,556,353	492,614	61,998	423,758	48,715	(274,782)	203,486	114,508	3,711,503	151,191	168,645	230,101	114,031	663,968	4,375,471	1,570,707	5,946,178
		Mar-19	518,544	1,116,921	384,758	(58,607)	376,105	139,605	372,420	81,022	117,765	3,048,533	63,234	87,629	142,283	26,021	319,167	3,367,700	1,445,110	4,812,810
Capital expenditure	(R'000)	Mar-20	842,486	456,406	42,011	134,700	236,849	282,625	170,902	20,384	6,071	2,192,434	3,210	5,272	1,359	46,023	55,864	2,248,298	845,000	3,093,298
		Mar-19	830,211	418,618	46,917	134,225	216,360	227,527	238,760	80,086	30,226	2,222,930	3,495	4,664	6,435	41,391	55,985	2,278,915	1,112,982	3,391,897
Cash operating costs	R/kg	Mar-20	536,405	448,024	443,070	656,908	541,695	645,703	836,872	562,401	543,705	555,294	444,039	360,190	511,126	589,144	497,592	548,728	307,213	520,041
		Mar-19	499,846	384,802	386,191	641,259	450,615	523,566	486,270	540,082	462,073	466,917	456,140	380,925	455,683	562,989	477,226	467,984	243,305	438,452
Cash operating costs	R/tonne	Mar-20	2,737	3,928	4,734	2,544	2,351	2,596	4,041	2,285	2,410	2,997	58	58	185	463	130	914	383	833
		Mar-19	2,470	3,105	4,171	2,241	2,084	2,516	3,231	1,998	2,264	2,613	55	57	159	417	121	822	378	757
Cash operating cost and Capital	R/kg	Mar-20	672,729	528,861	466,065	770,579	638,963	803,682	908,081	574,043	550,839	646,402	449,233	371,173	512,399	638,952	515,671	631,526	538,087	620,427
		Mar-19	638,561	452,803	410,872	761,640	531,558	629,738	552,080	587,358	494,715	551,694	462,415	391,797	461,348	608,775	495,727	545,903	494,769	539,182
All-in sustaining cost	R/kg	Mar-20	674,655	523,449	484,252	767,403	631,683	786,269	914,614	592,811	569,317	647,461	449,857	369,068	506,264	652,848	517,322	632,406	549,724	622,458
		Mar-19	629,215	458,121	424,890	740,118	531,049	623,679	567,756	604,363	506,850	554,392	460,676	390,770	460,374	622,681	499,750	547,994	513,391	543,432
Operating free cash flow margin[1]	%	Mar-20	6%	29%	35%	(7)%	13%	(18)%	(23)%	16%	20%	10%	36%	48%	30%	11%	28%	12%	21%	13%
		Mar-19	(10)%	19%	29%	(26)%	10%	(6)%	7%	(2)%	15%	5%	18%	33%	20%	(3)%	15%	6%	10%	6%
1Excludes run of mine costs for Kalgold (Mar-20:R0.982m, Mar-19:-R0.760m) and Hidden Valley (Mar-20:-R167.966m, Mar-19:-R70.590m).

OPERATING RESULTS - NINE MONTHS ON NINE MONTHS (US$/IMPERIAL)

			South Africa																Hidden Valley	TOTAL HARMONY
			Underground production										Surface production					TOTAL SOUTH AFRICA
		Nine months ended	Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER-GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE

Ore milled	t'000	Mar-20	1,335	710	189	337	618	490	548	475	212	4,914	5,194	3,314	3,249	1,296	13,053	17,967	3,237	21,204
		Mar-19	1,335	841	194	352	637	493	601	505	209	5,167	5,085	3,180	3,582	1,345	13,192	18,359	3,140	21,499
Yield	oz/ton	Mar-20	0.15	0.26	0.31	0.11	0.13	0.12	0.14	0.12	0.13	0.16	0.004	0.005	0.011	0.02	0.01	0.05	0.04	0.05
		Mar-19	0.14	0.24	0.32	0.10	0.14	0.14	0.19	0.11	0.14	0.16	0.004	0.004	0.010	0.02	0.01	0.05	0.05	0.05
Gold produced	oz	Mar-20	198,691	181,523	58,739	38,099	78,287	57,517	77,161	56,296	27,361	773,674	19,869	15,432	34,337	29,707	99,345	873,019	117,672	990,691
		Mar-19	192,423	197,920	61,119	35,847	85,939	68,899	116,643	54,464	29,771	843,025	17,908	13,792	36,523	29,064	97,287	940,312	142,299	1,082,611
Gold sold	oz	Mar-20	201,520	188,885	59,543	38,645	80,119	58,289	80,409	57,067	27,682	792,159	20,190	15,528	35,077	29,901	100,696	892,855	122,108	1,014,963
		Mar-19	190,011	196,795	60,186	36,748	85,649	69,799	118,539	53,595	29,483	840,805	17,747	13,728	36,233	29,417	97,125	937,930	142,427	1,080,357
Gold price received	$/oz	Mar-20	1,477	1,484	1,480	1,475	1,491	1,402	1,483	1,410	1,411	1,468	1,430	1,482	1,493	1,480	1,475	1,469	1,480	1,470
		Mar-19	1,291	1,246	1,293	1,295	1,299	1,294	1,292	1,293	1,290	1,282	1,254	1,295	1,280	1,295	1,282	1,282	1,250	1,278
Gold revenue	($'000)	Mar-20	297,688	280,350	88,130	57,006	119,466	81,740	119,215	80,479	39,058	1,163,132	28,868	23,020	52,378	44,267	148,533	1,311,665	180,722	1,492,387
		Mar-19	245,305	245,126	77,830	47,581	111,270	90,294	153,151	69,324	38,034	1,077,914	22,252	17,773	46,390	38,086	124,501	1,202,415	178,053	1,380,468
Cash operating cost (net of by-product credits)	($'000)	Mar-20	222,297	169,627	54,283	52,201	88,452	77,463	134,686	66,037	31,027	896,073	18,402	11,594	36,606	36,504	103,106	999,179	75,400	1,074,579
		Mar-19	211,976	167,850	52,020	50,664	85,348	79,502	125,006	64,828	30,319	867,513	18,003	11,579	36,680	36,062	102,324	969,837	76,304	1,046,142
Inventory movement	($'000)	Mar-20	2,643	6,356	813	648	2,598	1,010	2,955	797	352	18,172	328	117	341	116	902	19,074	(7)	19,067
		Mar-19	(3,414)	(1,867)	(1,453)	1,070	(728)	900	1,756	(1,245)	(629)	(5,610)	(232)	(16)	(372)	180	(439)	(6,049)	(648)	(6,698)
Operating costs	($'000)	Mar-20	224,940	175,983	55,096	52,849	91,050	78,473	137,641	66,834	31,379	914,245	18,730	11,711	36,947	36,620	104,008	1,018,253	75,393	1,093,646
		Mar-19	208,562	165,983	50,567	51,734	84,620	80,402	126,762	63,583	29,689	861,902	17,771	11,564	36,308	36,243	101,885	963,788	75,656	1,039,444
Production profit	($'000)	Mar-20	72,748	104,367	33,034	4,157	28,416	3,267	(18,426)	13,645	7,679	248,887	10,138	11,309	15,431	7,647	44,525	293,412	105,329	398,741
		Mar-19	36,743	79,142	27,263	(4,153)	26,650	9,892	26,389	5,741	8,345	216,012	4,481	6,209	10,082	1,844	22,615	238,627	102,397	341,024
Capital expenditure	($'000)	Mar-20	56,496	30,606	2,817	9,033	15,883	18,952	11,460	1,367	407	147,021	215	354	91	3,086	3,746	150,767	56,664	207,431
		Mar-19	58,827	29,662	3,324	9,511	15,331	16,122	16,918	5,675	2,142	157,512	248	330	456	2,933	3,967	161,479	78,863	240,342
Cash operating costs	$/oz	Mar-20	1,119	934	924	1,370	1,130	1,347	1,746	1,173	1,134	1,158	926	751	1,066	1,229	1,038	1,145	641	1,085
		Mar-19	1,102	848	851	1,413	993	1,154	1,072	1,190	1,018	1,029	1,005	840	1,004	1,241	1,052	1,031	536	966
Cash operating costs	$/t	Mar-20	167	239	287	155	143	158	246	139	146	182	4	3	11	28	8	56	23	51
		Mar-19	159	200	268	144	134	161	208	128	145	168	4	4	10	27	8	53	24	49
Cash operating cost and Capital	$/oz	Mar-20	1,403	1,103	972	1,607	1,333	1,676	1,894	1,197	1,149	1,348	937	774	1,069	1,333	1,076	1,317	1,122	1,294
		Mar-19	1,407	998	906	1,679	1,172	1,388	1,217	1,294	1,090	1,216	1,019	864	1,017	1,342	1,093	1,203	1,090	1,188
All-in sustaining cost	$/oz	Mar-20	1,407	1,092	1,010	1,601	1,318	1,640	1,908	1,236	1,187	1,350	938	770	1,056	1,362	1,079	1,319	1,147	1,298
		Mar-19	1,387	1,010	936	1,631	1,170	1,375	1,251	1,332	1,117	1,222	1,015	861	1,015	1,372	1,101	1,208	1,131	1,198
Operating free cash flow margin[1]	%	Mar-20	6%	29%	35%	(7)%	13%	(18)%	(23)%	16%	20%	10%	36%	48%	30%	11%	28%	12%	21%	13%
		Mar-19	(10)%	19%	29%	(26)%	10%	(6)%	7%	(2)%	15%	5%	18%	33%	20%	(3)%	15%	6%	10%	6%
1Excludes run of mine costs for Kalgold (Mar-20:US$0.054m, Mar-19:-US$0.056m) and Hidden Valley (Mar-20:-US$11.477m, Mar-19:-US$5.002m).

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950
Registration number: 1950/038232/06

CORPORATE OFFICE
Randfontein Office Park
PO Box 2
Randfontein 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS
PT Motsepe* (chairman)
JM Motloba* (deputy chairman)
M Msimang*^ (lead independent director)
PW Steenkamp (chief executive officer)
B Lekubo (financial director)
F Abbott (executive director)
HE Mashego (executive director)
JA Chissano*#^
FFT De Buck*^
KV Dicks*^
Dr DSS Lushaba*^
HG Motau*^
KT Nondumo*^
VP Pillay*^
GR Sibiya*^
MV Sisulu*^
JL Wetton*^
AJ Wilkens*
* Non-executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za
Telephone: +27 11 411 2314
Website: www.harmony.co.za

ACTING COMPANY SECRETARIAT
Shela Mohatla
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(PO Box 2, Randfontein 1760, South Africa)
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue
Brooklyn, NY11219
E-mail queries: db@astfinancial.com
Toll free (within US): +1-886-249-2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road, Illovo,
Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
ISIN: ZAE 000015228

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa's credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group's insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under "Risk Factors" should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: May 6, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director